Exhibit 99.1

SMART to Exit Ottawa Facility

Calgary, AB – March 4, 2014 – SMART Technologies Inc. (NASDAQ: SMT) (TSX: SMA), a leading provider of collaboration solutions, will exit its leased Ottawa facility effective August 31, 2014. Following the office closure, SMART will no longer have a business location in Ottawa. Approximately 10% of SMART’s workforce will be affected, with many being offered alternate work arrangements, including relocation to other SMART offices. The annual cost saving to the company of the exit is approximately $3 million, and the one-time cash impact of the exit is estimated at $8 million.

“The exit of our Ottawa facility consolidates SMART’s global facilities footprint and aligns with our continued focus on reducing costs and maximizing operating efficiency,” said Neil Gaydon, SMART’s President and Chief Executive Officer. “We thank the Ottawa staff for their contributions to the company, and appropriate measures are in place to ensure these employees are treated properly as we exit the facility over the coming months.”

In August 2011, SMART announced the transfer of its Ottawa manufacturing operations to third party contract manufacturers. SMART held a long-term lease on its 258,000 square foot Ottawa facility and continued to utilize a portion of it as office space for its remaining Ottawa staff. SMART has recently negotiated the early termination of its lease and will have no further commitments with regard to the facility effective August 31, 2014.

About SMART

SMART Technologies Inc. is a leading provider of technology solutions that are redefining the way the world works and learns. SMART products enable inspired collaboration in schools and workplaces by turning group work into highly interactive, engaging and productive experiences. SMART delivers integrated solutions of hardware, software and services designed for superior performance and ease of use.

Reader’s advisory

Certain information contained in this press release may constitute forward-looking information or statements. In particular and without limitation, this press release contains forward-looking statements pertaining to the number of individuals relocated, future cost savings benefits, the estimated one-time cash impact and the management of SMART’s employees impacted by the exit of its Ottawa facility lease. By their very nature, forward-looking information and statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking information and statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to vary materially from the forward-looking information or statements. We do not assume responsibility for the accuracy and completeness of the forward-looking information or statements. Any forward-looking information and statements contained in this press release are expressly qualified by this cautionary statement.

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SMART to Exit Ottawa Facility

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For more information, please contact:

Media contact

Marina Geronazzo

Manager, Public Relations

SMART Technologies Inc.

Phone 1.403.407.5088

E-mail MarinaGeronazzo@smarttech.com

Investor contact

Investor Relations

SMART Technologies Inc.

Phone 1.877.320.2241

E-mail ir@smarttech.com

© 2014 SMART Technologies. All third-party product and company names are for identification purposes only and may be trademarks of their respective owners. To view a list of SMART trademarks please email pr@smarttech.com.

Please note that SMART is written in all capital letters.